Exhibit 99.1

IAMGOLD REPORTS STRONG QUARTERLY GOLD PRODUCTION

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, April 21, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced the following for the first quarter of 2011:

•	gold production of 290,000 attributable ounces at a cash cost of between $570 and $580 per ounce; and
•	niobium production of 1.1 million kilograms at a margin within the guidance range of $15 to $17 per kilogram.

IAMGOLD’s President and Chief Executive Officer, Steve Letwin said, “Our mines have had an excellent start in 2011.  The performance of assets where we are the principal owner and operator has been impressive this quarter, specifically our largest assets, the Rosebel mine in Suriname and the Essakane mine in Burkina Faso.”

 “Our Essakane mine has performed extremely well, despite protests in other parts of Burkina Faso,” said Gord Stothart, Executive Vice President and Chief Operating Officer of IAMGOLD. “The improving mill throughput and gravity circuit recoveries at Essakane continue to validate the expansion feasibility study currently underway.  Early rains signal the beginning of the rainy season in Burkina Faso, giving us confidence that we can continue running this operation without unscheduled interruptions.”

IMPACT OF SALE OF COMPANY INTERESTS IN TARKWA AND DAMANG MINES

On April 15, 2011 IAMGOLD announced that it had reached an agreement to sell its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for $667 million in cash (“the Transaction”).  The Transaction is subject to the approval of Gold Fields’ shareholders and is expected to close no later than July 31, 2011.  The Company expects to record an after-tax gain on the sale of approximately $400 million.

Full year results and analysis are scheduled to become available on May 11, 2011.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events, developments or results that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves and expected production or guidance) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “guidance” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to operate at nameplate capacity failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations
Tel: (416) 933-4952

IAMGOLD Corporation
Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.